UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated January 11, 2011.

Press Release

ABB Announces Extension to Tender Offer for Baldor Electric Company Common Stock

Zurich, Switzerland and Fort Smith, Arkansas, USA, January 11, 2011 — ABB Ltd (NYSE: ABB), the leading power and automation technology group, and Baldor Electric Company (NYSE: BEZ) announced today that ABB’s subsidiary Brock Acquisition Corporation has extended the expiration date for its tender offer for all of the outstanding shares of common stock of Baldor at a price of $63.50 per share net to the holder in cash, without interest and less any required withholding taxes, until 5:00 p.m., New York City time, on Wednesday, January 19, 2011. The offer had previously been scheduled to expire on January 10, 2011.

The closing of the tender offer is subject to customary terms and conditions, including regulatory clearances.

As previously announced on December 21, 2010, the Antitrust Division of the United States Department of Justice (DOJ) issued requests for additional information and documentary material (“Second Request”) in connection with its review of ABB’s pending acquisition of Baldor. ABB and Baldor continue to believe that the DOJ issued the requests in order to give itself additional time to complete its review of the transaction.  Both parties remain confident that the DOJ will conclude that the transaction raises no antitrust concerns.  While a definitive closing date cannot yet be determined, ABB and Baldor maintain their expectation that the transaction will close in the first quarter of 2011. The closing conditions relating to Austrian, German and Canadian antitrust clearances have been satisfied.

The offer is being made in accordance with the terms and conditions of a merger agreement entered into between ABB and Baldor as of November 29, 2010.

At the close of business on January 10, 2011, a total of approximately 40,970,885 shares of common stock of Baldor, which represent 86.38% of the 47,429,863 outstanding shares, have been tendered and not withdrawn pursuant to the tender offer.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. Baldor employs approximately 7,000 people and is headquartered in Fort Smith, Arkansas, USA.

ABB Forward-Looking Statement

This press release contains “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Baldor Forward-Looking Statement

This document contains forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in this document (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on the Company’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended January 2, 2010, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the Offer and the Merger (each as defined in the Company’s Form 8-K filed with the SEC on November 30, 2010); uncertainties as to how many of the Company’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company.  Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

This release is neither an offer to purchase nor a solicitation of an offer to sell securities. ABB and its indirect, wholly-owned subsidiary, Brock Acquisition Corporation, have filed a tender offer statement on Schedule TO with the SEC, and Baldor has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Baldor shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 because they contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary — Affolternstrasse 44, P.O. Box 8131 — CH -8050 Zurich / Switzerland.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.Baldor.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

For more information please contact:

ABB Media Relations:	ABB Investor Relations:	Baldor Media Relations:
Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Tracy Long
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	+1 479 648 57 69
Tel: +41 43 317 6568	investor.relations@ch.abb.com	Jason W. Green
media.relations@ch.abb.com		+1 479 649 51 88
(Fort Smith, USA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: January 11, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance